
GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Exemption No. 82-4962

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel : 03-261 2288, 202 2288 Fax : 03-261 5304 Telex : MA 30022.


02034590

5 June 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX
FAX # 001-202-942-9525

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy each of the following announcement in respect of Genting Berhad ("GB") for filing pursuant to exemption no. 82-4962 granted to GB under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

1. Extension of a housing loan to a Director of a subsidiary company.

2. Announcement by Genting International PLC, whose shares are quoted on the Luxembourg Stock Exchange and which is a subsidiary of Genting Berhad.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

dlw 6/18

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

Exemption No. 82-4962



Form Version 2.0

General Announcement

Ownership transfer to GENTING on 28-05-2002 02:44:19 PM
Reference No GG-020528-4F062

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

EXTENSION OF A HOUSING LOAN TO A DIRECTOR OF A SUBSIDIARY COMPANY

* **Contents :-**

We wish to announce that Genting International Properties Limited ("GIPL"), a wholly-owned subsidiary of Genting International Public Limited Company ("GIPLC"), whose shares are quoted on the Luxembourg Stock Exchange and which in turn is an indirect subsidiary of the Company has extended a temporary bridging loan facility to Mr Tan Wah Joo, a director of both GIPLC and GIPL to enable him to acquire a house. The details of the loans are as follows:

1.	Amount	:	A$1.2 million
2.	Purpose	:	To acquire a house
3.	Interest Rate	:	At the current bank deposit rate
4.	Repayment	:	Payment of interest and principal upon disposal of current residential property
5.	Duration of loan	:	The period of the loan is between 45 days to six months from or around 6 June 2002, the date of the loan draw down
6.	Security	:	No security is provided for the loan.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Exemption No. 82-4962



Form Version 2.0

General Announcement

Reference No CU-020603-7B89C

	Submitting Merchant Bank (If applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **GENTING BERHAD**
*	Stock name	: **GENTING**
*	Stock code	: **3182**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ANNOUNCEMENT BY GENTING INTERNATIONAL PLC, WHOSE SHARES ARE QUOTED ON THE LUXEMBOURG STOCK EXCHANGE AND WHICH IS A SUBSIDIARY OF GENTING BERHAD

* **Contents :-**

"Genting International PLC (" GIPLC"), whose shares are quoted on the Luxembourg Stock Exchange and which is a subsidiary of the Company announced today that its wholly-owned subsidiary, Genting International Properties Ltd has entered into a conditional agreement to dispose of its interest in the Regent Development Site ("Site") in Sydney to subsidiaries of Centrepoint Properties Limited ("CPL"), the property arm of Fraser & Neave Group.

GIPLC through its wholly-owned subsidiary, Genting (NSW) Pty Ltd will maintain a minority interest in the proposed joint venture with CPL's subsidiaries for the development of the site in line with the existing Development Consent for a mixed development comprising two residential towers containing about 600 apartments and a retail podium."

Yours faithfully
GENTING BERHAD

Tan Wooi Meng
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: